SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number  0-11012

                           NOTIFICATION OF LATE FILING

(Check One):  |X|  Form 10-K     | | Form 11-K    | | Form 20-F   | | Form 10-Q
| |  Form N-SAR
         For Period Ended:
| |  Transition Report on Form 10-K         | |  Transition Report on Form 10-Q
| |  Transition Report on Form 20-F         | |  Transition Report on Form N-SAR
| |  Transition Report on Form 11-K
         For Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant         Vermont Financial Services Corp.
Former name if applicable

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Address of principal executive office (Street and number)
                            100 Main Street

City, state and zip code
                         Brattleboro, Vermont 05301

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|       (b)     The subject annual report, semi-annual report, transition
                  report on Form 10-K,

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                  20-F,  11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| |       (c)     The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to the extensive operational changes as a result of the merger of Eastern Bancorp, Inc. with and into the Registrant in June 1997, and the subsequent merger of the Registrant's two principal operating subsidiaries in September 1997, the Registrant will not be able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Registrant's Annual Report on Form 10-K by March 31, 1998. The Registrant is currently in the process of finishing these necessary adjustments and believes at this time that the work will be completed, and its Annual Report on Form 10-K will be filed, within the grace period provided for under Rule 12b-25.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

          Richard O. Madden                 (802)               258-4003
                     (Name)               (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  |X| Yes | | No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  | | Yes |X| No


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         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        Vermont Financial Services Corp.
                  (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    March 30, 1998                By   /s/ Richard O. Madden
                                      Name:    Richard O. Madden
                                      Title:   Executive Vice President and
                                                  Chief Financial Officer

                  Instruction. The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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